UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2026

Commission File Number: 001-42160

NIP Group Inc.

Rosenlundsgatan 31

11 863 Stockholm

Sweden

+46 8133700

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F☐

NIP Group Inc. Adopted Amended and Restated 2025 Share Incentive Plan

NIP Group Inc. (the “Company”) amended and restated its previously adopted 2025 Share Incentive Plan, as approved and authorized by the board of directors of the Company, effective on December 31, 2025. The maximum aggregate number of ordinary shares of the Company available for grant of awards increased from 45,430,307 under the original 2025 Share Incentive Plan to 164,946,296 under the Amended and Restated 2025 Share Incentive Plan. Other terms of the original 2025 Share Incentive Plan remain substantially the same.

The foregoing description of the Amended and Restated 2025 Share Incentive Plan is qualified in its entirety by reference to the full text of the plan, which is attached as Exhibits 99.1 to this Form 6-K and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Amended and Restated 2025 Share Incentive Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIP Group Inc.

By:	/s/ Mario Yau Kwan Ho
Name:	Mario Yau Kwan Ho
Title:	Co-Chief Executive Officer

By:	/s/ Hicham Chahine
Name:	Hicham Chahine
Title:	Co-Chief Executive Officer

Date: January 16, 2026